UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated May 2, 2019

Item 1

PRESS RELEASE

Millicom Annual General Meeting of Shareholders

Luxembourg, May 2nd, 2019 – Millicom International Cellular S.A. (“Millicom”) today held its Annual General Meeting of Shareholders (AGM) in Luxembourg. The AGM resolved in accordance with all proposals of the Board and the Nomination Committee.

The AGM approved the annual accounts and the consolidated accounts for the year ended December 31, 2018 and resolved on the distribution of a dividend of USD 2.64 per share, to be paid in two equal instalments on or around May 10, 2019 and November 12, 2019, respectively.

The AGM re-elected Mr. Odilon Almeida, Ms. Janet Davidson, Mr. Tomas Eliasson, Mr. José Antonio Ríos García, Mr. Lars-Åke Norling, Ms. Pernille Erenbjerg, and Mr. James Thompson as Directors, and elected Ms. Mercedes Johnson as a new Director, for a term starting on the day of the AGM and ending on the next annual general meeting to take place in 2020 (the “2020 AGM”). Mr. José Antonio Rios García was re-elected as Chairman of the Board of Directors.

The AGM approved the re-election of Ernst & Young S.A., Luxembourg as the external auditor of Millicom for a term ending on the day of the 2020 AGM.

The AGM also resolved to: (i) Approve the remuneration to the Board and auditor; (ii) Discharge all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2018 for the performance of their mandates; (iii) Approve the procedures for the Nomination Committee; (iv) Approve the potential adoption of a Share Repurchase Plan by the Board of Directors; (v) Approve the guidelines for the remuneration of senior management; and (vi) Approve the share-based incentive plans for Millicom employees.

All other resolutions proposed to Millicom’s AGM as set out in the convening notice published by way of a press release on March 14, 2019, were duly passed. Further details can be found in the convening notice for the AGM.

Biographical details of the new Director are as follows:

Mercedes Johnson currently serves on the Boards of three NASDAQ or NYSE listed technology companies – Synopsys, a provider of solutions for designing and verifying advanced silicon chips, Teradyne, a developer and supplier of automated semiconductor test equipment, and Juniper Networks, a multinational developer of networking products. During her executive career,

PRESS RELEASE

Mercedes held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Mercedes holds a degree in Accounting from the University of Buenos Aires.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1 305-927-7021 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: May 2, 2019